Exhibit 99.1

JOINT PRESS RELEASE

RiskMetrics Group and Glass, Lewis and Co. Recommend that New Gold and Western Goldfields Shareholders Vote "FOR" the Business Combination of New Gold and Western Goldfields

April 29, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE AMEX – NGD) and Western Goldfields Inc. ("Western") (TSX – WGI and NYSE AMEX – WGW) announced today that RiskMetrics Group (formerly Institutional Shareholder Services or "ISS") and Glass, Lewis and Co. have each formally recommended that their subscribers vote "FOR" the proposed business combination of New Gold and Western ("Transaction"). RiskMetrics Group and Glass, Lewis and Co. are leading providers of proxy research and voting recommendations to institutional investors in Canada and the United States.

Under the terms of the Transaction, shareholders of Western will receive one common share of New Gold and C$0.0001 in cash for each common share of Western. Upon completion of the Transaction, existing New Gold and Western shareholders will own approximately 58% and 42% of the combined company, respectively.

Highlights of the Transaction include:

  Diversified gold production base from three gold mines in mining-friendly jurisdictions with forecasted gold production of approximately 335,000 ounces in 2009

  Organic growth with cash on hand and cash flow from operations sufficient to fund development of the New Afton copper-gold project in British Columbia, Canada

  Delivery on industry consolidation and production growth in a rising gold price environment

  Enhanced market presence providing increased liquidity

The Transaction is subject to, among other conditions, regulatory approvals, court approval and obtaining a minimum two-thirds approval of those shares voted at the special meeting of the shareholders of Western and majority approval at the special meeting of the shareholders of New Gold. The special meeting of the shareholders of New Gold will be held on May 13 at 9:00 a.m. (Pacific Time), at the Hotel Le Soleil, Mezzanine, Les Etoiles Room, 567 Hornby Street, Vancouver, British Columbia. The special meeting of the shareholders of Western will be held on May 14 at 4:30 p.m. (Eastern Time) at the TSX Broadcast & Conference Centre, Gallery Room, 130 King Street West, Toronto, Ontario.

Shareholders of both New Gold and Western are encouraged to vote "FOR" the Transaction by completing, signing, dating and returning their proxy prior to the proxy deadline of 10:00 a.m. (Eastern Time) on May 11, 2009 for New Gold shareholders and 4:30 p.m. (Eastern Time) on May 12, 2009 for Western shareholders.

New Gold shareholders requiring assistance in voting their proxies can call Kingsdale Shareholder Services Inc., the proxy solicitation agent of New Gold, toll-free, at 1-866-851-2484. Western shareholders requiring assistance in voting their proxies may call the proxy solicitation agents of Western, Laurel Hill Advisory Group (Canada) toll-free at 1-888-726-9092 or Innisfree M&A Incorporated (United States) toll-free at 1-877-717-3929.

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com. The New Gold and Western Transaction presentation is available on the homepage of both companies’ websites.

Western is a gold production and exploration company with a focus on precious metal mining opportunities in North America. The Mesquite Mine, currently the Company's sole asset, was brought into production in January 2008. For further information on Western, please visit our website at www.westerngoldfields.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to the proposed transaction and New Gold’s or Western’s future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold or Western expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold or Western’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold or Western’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Assumptions are based on factors and events that are not within the control of New Gold and Western and there is no assurance they will prove to be correct. Such factors include, without limitation, that New Gold and Western will be able to satisfy the conditions in the Business Combination Agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals (shareholder, third party, regulatory and governmental) will be obtained; and all other conditions to completion of the transaction will be satisfied or waived. capital requirements ; fluctuations in the international currency markets and exchange rates of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities; discrepancies between actual and estimated production, reserves and resources and metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold and Western currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold and Western does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in the Annual Information Forms and MD&A for each of New Gold and Western available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold and Western expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

For New Gold	For Western Goldfields
Mélanie Hennessey	Hannes Portmann
Vice President Investor Relations	Director, Corporate Development and Investor
Direct: +1 (604) 639-0022	Relations
Toll-free: +1 (888) 315-9715	Direct: +1 (416)-324-6014
Email: info@newgold.com	Email: hportmann@westerngoldfields.com